`                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                                 TRIAD PARK, LLC
                                 ---------------
                                (Name of Issuer)

                      Membership Interests, no par value
                      ----------------------------------
                         (Title of Class of Securities)

                                  895814101
                                  ---------
                               (CUSIP Number)

                               Murray A. Indick
                      Richard C. Blum & Associates, L.P.
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                                 -------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 March 20, 1998
                                 --------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 8

CUSIP NO. 895814101              SCHEDULE 13D                     Page 2 of 8

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        1,998,158**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   1,998,158**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,998,158**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                10.1%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 895814101              SCHEDULE 13D                     Page 3 of 8

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        1,998,158**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   1,998,158**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,998,158**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                10.1%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 895814101              SCHEDULE 13D                     Page 4 of 8

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RICHARD C. BLUM

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                            14,000**

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        1,998,158**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                       14,000**

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   1,998,158**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,012,158**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                10.2%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 895814101              SCHEDULE 13D                     Page 5 of 8

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                             TPL ACQUISITION, LLC

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        1,998,158**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   1,998,158**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,998,158**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                10.1%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                   OO (limited liability company)

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 895814101              SCHEDULE 13D                     Page 6 of 8

This Amendment No. 5 to Schedule 13D amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on March 16, 1998 by Richard C. Blum & Associates, L.P. and its affiliates (along with TPL Acquisition, LLC, the "Reporting Persons"). This Amendment No. 5 is filed with respect to the Limited Liability Company Membership Interests ("the Interests"), no par value, of Triad Park, LLC, ("the Company"). The principal executive office and mailing address of the Company is 3055 Triad Drive, Livermore, California 94550. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

Item 3 of the Schedule 13D is hereby amended in its entirety as follows:

The Kontrabecki Group, Inc. ("TKG") has asserted in a litigation filed in the United States District Court for the Northern District of California that the March 13 offer by the Reporting Persons, which the Company has determined to be a Superior Proposal to that made by TKG, is misleading because -- TKG believes -- it is not in fact a bona fide fully financed transaction. The Reporting Persons have advised Triad Park and intend to advise the Court that RCBA, L.P. and its partners have capital committed to the Triad Park transaction to fund the acquisition of all outstanding shares of the Company and that no other financing is required for TPL Acquisition, LLC to fulfill all its commitments to Triad Park under the terms of the March 13 offer which has been deemed a Superior Proposal. Solely for the purposes of resolving the issues raised by TKG in the California litigation, and without setting any precedent for the future, the Reporting Persons here provide as supplemental information the identity of the sources of the referenced capital: Pell Development Company $18,118,892; RCBA, L.P. and related partnerships (BK II, BK III and BK IV) $9,093,892; Insurance Company Supported Organization $4,000,000; Richard C. Blum $1,000,000; David Bonderman $1,000,000; Bernard
Osher $1,000,000; Joan Zimmerman $1,000,000; and five other investors aggregating $1,025,000.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Item          Description
----          -----------

Exhibit A     Joint Filing Undertaking.


CUSIP NO. 895814101              SCHEDULE 13D                     Page 7 of 8

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 20, 1998

RICHARD C. BLUM & ASSOCIATES, L.P.    RICHARD C. BLUM & ASSOCIATES, INC.


By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Managing Director                     Managing Director, General Counsel
    and General Counsel                   and Secretary


                                      /s/ Murray A. Indick
                                      ---------------------------------------
                                      RICHARD C. BLUM

                                      By  Murray A. Indick, Attorney-in-Fact


CUSIP NO. 72813P-10-0            SCHEDULE 13D                   Page 8 of 8

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  March 20, 1998

RICHARD C. BLUM & ASSOCIATES, L.P.    RICHARD C. BLUM & ASSOCIATES, INC.


By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Managing Director                     Managing Director, General Counsel
    and General Counsel                   and Secretary


                                      /s/ Murray A. Indick
                                      ---------------------------------------
                                      RICHARD C. BLUM

                                      By  Murray A. Indick, Attorney-in-Fact